                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

 MITSUI & CO., LTD. APPLIES FOR THE DE-LISTING OF ITS SHARES FROM THE FRANKFURT
                         AND AMSTERDAM STOCK EXCHANGES

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of  December 15, 2004

Commission File Number 09929


                               MITSUI & CO., LTD.
                               ------------------
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: December 15, 2004

                                        MITSUI & CO., LTD.


                              By: /s/ Tasuku Kondo
                                  ---------------------
                                 Name:  Tasuku Kondo
                                 Title: Executive Director
                                        Executive Vice President
                                        Chief Financial Officer
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                                                              15th December 2004

                                                              Mitsui & Co., Ltd.

FOR IMMEDIATE RELEASE


TO WHOM IT MAY CONCERN





 MITSUI & CO., LTD. APPLIES FOR THE DE-LISTING OF ITS SHARES FROM THE FRANKFURT
                          AND AMSTERDAM STOCK EXCHANGES



Mitsui & Co., Ltd. (Mitsui) decided today at a meeting of its Board of Directors to apply to the Frankfurt Stock Exchange and the Euronext Amsterdam Stock Exchange for the de-listing of its shares from those two exchanges.

1.   The reason for de-listing

The trading volumes of Mitsui's shares in the form of Global Bearer Certificate on the Frankfurt Stock Exchange and common stock on the Euronext Amsterdam Stock Exchange have been extremely low. Therefore it is no longer justifiable for Mitsui to maintain these listings. Mitsui believes that the de-listing would have no significant adverse effect on the shareholders and investors as the shares will continue to be listed on the most liquid stock market in Japan, the Tokyo Stock Exchange.

2.   De-listing schedule

The applications for the de-listings from the Frankfurt Stock Exchange and the Euronext Amsterdam Stock Exchange will be made by the end of January 2005, and the de-listings will be expected to be completed, subject to the applicable rules and procedures of both exchanges concerned, by July 2005.


                               For further information, please contact

                                Corporate Communications Division
                                        Telephone: +81-3-3285-7564
                               Or
                                Investor Relations Division
                                      e-mail : infoTKADZ@mitsui.com
                                        Telephone: +81-3-3285-7910

                                Mitsui & Co., Ltd.